Contact

www.linkedin.com/in/natgoldhaber (LinkedIn)
www.claremontcreek.com (Company)
www.wayofbeing.org (Blog)

Top Skills

Venture Capital
Management
Investments

Languages

French (at high school level)

Nat Goldhaber

Claremont Creek Ventures
San Antonio

Summary

Recipient Albert Einstein Prize for Technology, Jerusalem Israel, 2003 by Benjamin Netanyahu

Experience

Claremont Creek Ventures
Managing Director, Co-Founder
March 2005 - Present (17 years 5 months)

Venture investing

Varuna Fund
Senior Advisor
January 2017 - Present (5 years 7 months)
Kauai, Hawaii

Helping develop new VC fund to invest in Aquaculture and all its ancillary businesses.

National Academy of Sciences
Member of the Board
March 2018 - Present (4 years 5 months)
Washington D.C. Metro Area

A part of the National Academy of Science, Engineering and Medicine. This board reviews and develops research proposals for Congress and Cabinet level agencies of the Federal government. The National Academy was envisioned and chartered by Abraham Lincoln.

DNAnexus
Member Board of Directors
February 2014 - Present (8 years 6 months)

Board Member

San Francisco Sheriff's Department
Special Deputy Sheriff, Air Squadron
May 2001 - Present (21 years 3 months)

City Hall, San Francisco and at airports everwhere

Fly for the Sheriff of San Francisco

National Pacific Fund Inc.
CEO
April 1987 - Present (35 years 4 months)

Berkeley CA

My venture capital fund. I make seed investments in really interesting IT, security, genomics and energy/clean tech companies. Investing in companies outside the scope of Claremont Creek Ventures.

EcoFactor
Board Member
February 2009 - Present (13 years 6 months)

Redwood City, CA

Claremont Creek Ventures

Federal Aviation Administration
Pilot ATP
August 1977 - Present (45 years)

First Solo 1977

Single Engine Land 1988

Instrument Rating 1989

Multiengine Land 1990

Multiengine Instrument 1991

CitationJet Single Pilot and Crew Type Rating (CE-525) 2001

Multiengine Commercial 2005

Airline Transport Pilot (ATP) 2005

Citation X Rating (CE-750) 2017

Keiretsu Forum
Member
2003 - Present (19 years)

Angel investing

Federation of American Scientists
Emeritus member of the Board and current advisor on energy policy
2006 - Present (16 years)

Washington DC

Board: termed out after 6 years

Comfy (by Building Robotics)
Member of the Board
November 2013 - August 2018 (4 years 10 months)
Oakland, CA

Seed, A and B round investor and board member through sale to Siemens.

SVASE (Silicon Valley Association of Startup Entrepreneurs)
Emeritus Advisory Board Member
2003 - 2009 (6 years)

Assisted in the creation of a startup curriculum.

San Francisco Sheriff's Air Squadron
Commander
January 2007 - January 2008 (1 year 1 month)

Organized and ran the Squadron.

MyPoints.com
Vice Chairman
2000 - 2001 (1 year)

Help direct the company.

United States of America
Candidate for Vice President
July 2000 - November 2000 (5 months)
Reform Party, Natural Law Party and Independence Party

Ran for Vice President of the US with John Hagelin at the head of the ticket.
On the ballot in 42 states. (We lost)

Cybergold
CEO and Chairman
1995 - 2000 (5 years)

Founder, CEO and Chairman of internet marketing company

Kaleida Labs
CEO
March 1990 - August 1991 (1 year 6 months)

Founding CEO of Apple-IBM multimedia joint venture

Cole Gilburn Goldhaber and Ariyoshi
Partner and President
April 1988 - December 1990 (2 years 9 months)

Early stage software venture fund

Sun Microsystems
Vice President Consumer Marketing
March 1987 - December 1989 (2 years 10 months)
Mountain View, CA

Part of the team to create a consumer version of the Sun Workstation.

TOPS
CEO and Chairman
1984 - 1988 (4 years)

As founder and CEO, I co-invented, directed, ran and ultimately sold TOPS to Sun Microsystems.

Commonwealth of Pennsylvania
Special Assistant to William W. Scranton III, Lieutenant Governor
November 1979 - July 1984 (4 years 9 months)
Harrisburg, PA

Served Scranton and Governor Thornburgh in energy policy. Became the acting Director of the Governor's Energy Council during the Three Mile Island crisis. I was the Chief Energy Officer of the State - equivalent to the Secretary of Energy.

Education

University of California, Berkeley
MA, Education · (1964 - 1985)

Maharishi International University
MA, IDS · (1973 - 2005)

Maharishi University of Management
Doctor of Philosophy (PhD, hc), Education · (2013)